GULF ISLAND FABRICATION, INC.

583 Thompson Road

Houma, Louisiana 70363

July 17, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

101 F. Street, N.E.

Washington, D.C. 20549

Attention:	Terence O’Brien

RE:	Gulf Island Fabrication, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Schedule 14A filed on March 19, 2009
Your File No. 000-22303

Ladies and Gentlemen:

On behalf of Gulf Island Fabrication, Inc. (“Gulf Island,” the “Company” or “we”), this letter responds to the comments received from the Commission’s staff (the “Staff”) by facsimile dated July 2, 2009. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2008

Item 6. Selected Financial Data, page 22

Comment 1.	In future filings, please disclose the cash dividends declared per common share during each of the last five fiscal years. See Item 301(a) and Instruction 2 to Item 301 of Regulation S-K .

Response 1:	In future filings, we will disclose the cash dividends declared per common share during each of the last five fiscal years.

Liquidity and Capital Resources, page 27

Comment 2:	You recorded a $9.1 million receivable related to insurance claims at December 31, 2008 as well as a $1.6 million reserve for the deductible related to these claims. Please clarify how you recorded the receivable and the reserve in accordance with SFAS 5 and FIN 39. In this regard, it is unclear if you have recorded a $7.5 million gain in your income statement. Be advised that loss

Securities and Exchange Commission

July 17, 2009

contingencies are to be recognized on a gross basis and not netted with gain contingencies, unless you meet the requirements of FIN 39 for the right of setoff. As such, your loss contingencies and your insurance recoveries should be evaluated separately for accounting and disclosure purposes. Further provide a rollforward of these account balances to the amounts recorded at March 31, 2009, including an explanation of why the deductible amount reserved increased during the first quarter.

Response 2:

At December 31, 2008, we recorded $9.1 million related to two insurance claims. These insurance claims are for damages and related costs incurred in connection with (i) an accident at our Texas facility involving four cranes and (ii) Hurricanes Gustav and Ike, which hit the Gulf Coast in 2008. The costs recoverable under our insurance policies are included in “Other receivables.” These amounts reflect our costs to rent replacement cranes and to repair or restore to original condition the property that was damaged by these events that we have determined are recoverable costs under our various insurance policies. Certain costs that were deemed unrecoverable based on our insurance coverage were expensed at the time incurred. At December 31, 2008, we recorded a reserve, in accrued liabilities, for various deductibles of $1.6 million related to these insurance claims. The amounts associated with the deductibles were expensed as the repair and restoration costs were incurred. The amount of the deductibles associated with our various insurance policies are generally based on a percentage of the repair costs. Until all property is restored to pre-damaged condition, we will incur costs for repairs and adjust the deductibles accordingly. We have not recorded any gains related to these claims in our income statement and will not record any gains until the associated claims are settled. We continue to provide supporting documentation to the insurance companies on the remaining claims currently being processed.

During the quarter ended March 31, 2009, we incurred an additional $3.3 million of costs and collected $4.7 million from the insurance companies related to these claims. Also during the quarter, we expensed and accrued as a liability an additional $800,000 for deductibles due to the additional costs incurred related to these claims. At March 31, 2009, our “Other receivables” balance was $7.1 million and our accrued liability for the deductibles related to these claims was $2.4 million.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Securities and Exchange Commission

July 17, 2009

Comment 3:	Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings, please describe in greater detail your chief executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Response 3:	Our chief executive officer’s aggregate compensation is greater than that of our other executive officers due to his position as our most senior executive. We have not, however, applied different policies to our decisions regarding our chief executive officer’s compensation, and he has received the same forms of compensation as all of our executive officers. In future filings, we will take the Staff’s comment into account when drafting our proxy statement and clarify the Compensation Committee’s decision-making process with respect to our chief executive officer, noting if materially different policies are applied in the future.

Compensation Discussion and Analysis, page 12

Components of Executive Compensation, page 13

Comment 4:	In future filings, please quantify the income before taxes and before deduction of the executive bonuses used to calculate the annual cash incentives. Also disclose how you calculated this amount and, if this measure was adjusted, explain how these adjustments were calculated. See Item 402(b)(2)(vi) of Regulation S-K and Instruction 5 to Item 402(b)(2).

Response 4:	In future filings, we will quantify the income before taxes and before deduction of the executive bonuses to the extent used to calculate the annual cash incentives. We will also clarify how this amount is calculated and whether any adjustments were made.

Comment 5:	We noted that you determine compensation amounts based on, among other things, a subjective assessment of each of your named executive officers’ individual performance. In future filings, please describe the elements of each NEO’s individual performance that you took into account when making your compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Response 5:	In future filings, to the extent applicable, we will take the Staff’s comment into account when drafting our proxy statement.

Securities and Exchange Commission

July 17, 2009

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure contained in its periodic reports filed pursuant to the Securities Exchange Act of 1934, and that Staff comments or Company changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s reports. Further, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you have any questions.

Sincerely,

GULF ISLAND FABRICATION, INC.

/s/ Robin A. Seibert
Robin A. Seibert
Vice President – Finance, Chief
Financial Officer and Treasurer
(985) 872-2100